Exhibit 99.2

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

First Majestic Silver Corp. (the “Company” or “First Majestic”) 1800—925 West Georgia Street Vancouver, British Columbia V6C 3L2

Item 2	Date of Material Change

April 30, 2021

Item 3	News Release

The Company issued a news release on April 30, 2021 that was distributed through the facilities of GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4	Summary of Material Change

The Company has announced the completion of the acquisition (the “Acquisition”) of Jerritt Canyon Canada Ltd. (“Jerritt Canyon”) from Sprott Mining Inc. (the “Vendor”), and concurrent US$30 million private placement investment in First Majestic by the Vendor.

Irem 5.1	Full Description of Material Change

The Acquisition

Pursuant to a share purchase agreement (the “Jerritt Canyon Acquisition Agreement”) dated March 11, 2021 between First Majestic and the Vendor, First Majestic has acquired all of the issued and outstanding common shares of Jerritt Canyon in exchange for 26,719,727 common shares of First Majestic and 5,000,000 common share purchase warrants at an exercise price of US$20.00 per share for a term of three years, subject to a post-closing cash adjustment in certain circumstances as described below (collectively, the “Purchase Price”).

Pursuant to the Jerritt Canyon Acquisition Agreement, First Majestic deposited into escrow at closing, the Canadian dollar equivalent of US$30 million and the proceeds of the Concurrent Placement (as defined below) (together, the “Escrowed Funds”), for an aggregate of US$60 million, representing the estimated tax due by Jerritt Canyon as a result of a reorganization that was completed prior to the acquisition of Jerritt Canyon. The parties have agreed that the amount of such tax is approximately US$46.277 million, which amount will be paid from the Escrowed Funds and the Purchase Price will be increased by the difference between such amount and $60 million. In addition, the Purchase Price will be adjusted by the amount, if any, by which the closing working capital of Jerritt Canyon is greater or less than zero. Any resulting net increase in the Purchase Price shall be paid to the Vendor from the Escrowed Funds and any resulting net decrease in the Purchase Price shall be paid by the Vendor to First Majestic in cash.

First Majestic intends to continue to operate the Jerritt Canyon mine. First Majestic does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which would have a significant effect on the financial performance and financial position of First Majestic.

The Private Placement

Concurrent with closing of the Acquisition, First Majestic and the Vendor completed a private placement consisting of the issuance of 1,705,514 common shares of First Majestic at a price of US$17.59 per share for aggregate gross proceeds of US$30 million, which amount was deposited into escrow as a part of the Escrowed Funds (the “Concurrent Placement”)

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Keith Neumeyer, President & Chief Executive Officer

Telephone: (604) 688-3033

Facsimile: (604) 639-8873

Item 9	Date of Report.

April 30, 2021

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